ASX RELEASE

31th January 2005

pSivida Quarterly Cashflow – December 2004 Commentary and Highlights

Global nanotechnology company pSivida Limited, is pleased to release its quarterly cashflow statement for the quarter ending 31 December 2004.

Highlights and Announcements for the Quarter

Top 5 Global Pharmaceutical Company to Evaluate BioSiliconTM for Drug Delivery

In December pSivida signed an agreement with an undisclosed top 5 global pharmaceutical company for the staged evaluation of BioSilicon in drug delivery. The agreement covers the evaluation of BioSilicon for the controlled release of a number of selected compounds. The pharmaceutical company will fund the direct costs of the programme. The company expects to announce similar agreements with other pharmaceutical companies during 2005.

ITOCHU –Development and Commercialization of Products in Japan & Asia

An agreement was signed with one of the world’s largest companies, ITOCHU Corporation of Japan, to develop and commercialize BioSilicon in Japan & Asia. The agreement covers opportunities for production distribution, direct investment, licensing and co-operative development programmes. While the agreement will initially focus on pSivida’s existing potential applications including BrachySilTM, the agreement also provides for the development of new ingestible BioSilicon products in the rapidly growing area of food technology, where ITOCHU has considerable experience.

Positive Interim Clinical Trial Results for BrachySil

During October pSivida announced interim data analysis from its Phase IIa trial for BrachySil being conducted at Singapore General Hospital. The interim results confirmed expectations that BrachySil is safe and effective at tumor regression. The first 4 patients, all with inoperable liver cancer, showed no product related side effects and up to 60% regression of tumors.

The trial results to date have established 4 key findings:

  SAFETY – No product related adverse events
  BrachySil is administered directly into the tumor restricting radioactivity to the tumor itself.
  EFFICACY – Treated tumors demonstrate significant tumor regression
  The primary objective of the trial is to determine the safety profile of BrachySil, although efficacy was also demonstrated with CT scans of tumors at the time of treatment and 3 months later indicating significant tumor regression in all targeted lesions with a maximum regression of 60% from the dose used in the trial.
  SPECIFICITY – Retention of radioactivity
  A key outcome from the interim trial results was that the BrachySil nanostructured micro particles remained in the tumor with no or insignificant leakage.
  EASE OF APPLICATION – Practical and rapid treatment of tumors with ultrasound and CT guidance
  Simple and accurate procedure for the treatment of solid tumors. A multi injector is in the design phase to treat larger tumors with multiple implantations from a single entry point.

Further interim results from the current Phase IIa clinical trial are expected to be announced in February 2005.

Appointment of New Research & Development Director

In November pSivida appointed Dr Mark Parry-Billings as Research & Development Director of its UK based operating subsidiary. Dr Parry-Billings is a former Director of R&D at Innovata Biomed and has also held senior roles at Schering Healthcare in the UK. The appointment of Dr Parry Billings will allow pSivida’s Chief Scientific Officer, Prof. Leigh Canham to concentrate on the strategic development aspects of the BioSilicon platform including new manufacturing methods, ‘smart devices’ and general technical support to our activities in drug delivery. pSivida’s R&D capabilities were further strengthened during the quarter with the appointment of an additional five PhD scientists.

New European Patent Granted – Dermatological Applications for BioSilicon

European Patent Number 1309309 relates to the invention of formulations that contain microscopic (micron sized) silicon particles known as ‘Bio-mirrors’, a novel form of BioSilicon that can reflect or block light at predetermined selective wavelengths. This patent specifically relates to the topical use of such Bio-mirrors as a means of protecting the skin from the detrimental effects of certain wavelengths of light where effective sunscreens are a vital component of daily protection against skin cancer and premature aging. An additional advantage of such Bio-mirrors is the potential ability to load the BioSilicon particles with suitable dermatological agents and for the particles to be safely absorbed by the skin, dissolving into silicic acid which is commonly found in everyday foods.

Post Quarter Highlights and Announcements

pSivida Lists on NASDAQ’s National Market pSivida is now listed and has commenced trading in the US on NASDAQ’s National Market via a Level II American Depositary Receipts (ADR) programme. Trading commenced in pSivida’s American Depositary Shares (ADS) on Thursday 27th January 2005 under the ticker symbol PSDV. The ADSs trade on a ratio of 10:1, that is one ADR represents 10 ordinary pSivida shares. pSivida continues to trade on the Australian and Frankfurt stock exchanges. A series of informational meetings in the US are being scheduled during February and March for investors and potential investors.

4th US Patent Granted

US Patent Number 6,832,716 provides protection for silicon fabricated products composed of bonded BioSilicon wafers and related devices. One of the key problems in constructing hermetically sealed devices is that welding of silicon-based components containing integrated circuits can often result in damage to the circuit. This new patent grant addresses the novel concept of low temperature welding associated with nanostructured silicon. This important technology provides for a method of producing sealed circuitry in association with BioSilicon, thus enabling the production of ‘smart’, processor-based devices. More specifically, this technology enables the potential production of tablets or implants that contain a processor capable of regulating a wide variety of required drug delivery characteristics.

-ENDS-

Released by:
Josh Mann
Investor Relations
pSivida Limited
Tel: + 61 8 9226 5099
joshuamann@psivida.com

NOTES TO EDITORS:

pSivida Limited pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible and biodegradable material, BioSilicon offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon, royalty free for use in or on humans and animals. The IP portfolio consists of 24 patent families, 26 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol:  PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

pSivida has a strong management team with a powerful blend of international experience in biotechnology commercialization, the pharmaceutical industry, licensing and capital markets:

  Mr Gavin Rezos, Managing Director – a former Investment Banking Director of the HSBC Group.
  Dr Roger Brimblecombe, Non Executive Chairman - former Chairman of SmithKline
  & French Research and Chairman of MVM Ventures.
  Dr Roger Aston, Director Strategy – former CEO PepTech Ltd and Director of Cambridge Antibody Technology Ltd (UK).
  Professor Leigh Canham, Chief Scientific Officer – a DERA fellow and the world’s foremost authority on porous silicon and the inventor of BioSilicon™.
  Dr Anna Kluczewska, Managing Director, AION Diagnostics – a former Global Product Manager with Baxter Healthcare Inc, based in Munich and Vienna.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: regulatory issues involving the SEC and/or the NASDAQ Stock Market. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.